As filed with the Securities and Exchange Commission on August 14, 2017

Registration No. 333-218596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 1

KCAP FINANCIAL, INC.

(Exact Name of Registrant as Specified in Charter)

295 Madison Avenue, 6th Floor
New York, New York 10017
(212) 455-8300

(Address and Telephone Number of Principal Executive Offices)

Dayl W. Pearson
President and Chief Executive Officer
KCAP Financial, Inc.
295 Madison Avenue, 6 th Floor
New York, New York 10017

(Name and Address of Agent for Service)

Copy to:

Harry S. Pangas, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, N.W., Suite 700
Washington, DC 20001-3980
Telephone: (202) 383-0100
Facsimile: (202) 637-3593

Approximate Date of Proposed Public Offering:
From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-218596) of KCAP Financial, Inc. (the "Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement, which sets forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C - OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1.	Financial Statements

The following financial statements of KCAP Financial, Inc. (the “Registrant” or the “Company”) are included in Part A, “Information Required to be in the Prospectus” of the Registration Statement.

UNAUDITED FINANCIAL STATEMENTS
Consolidated Balance Sheets as of March 31, 2017 (unaudited) and December 31, 2016	F-2
Consolidated Statements of Operations (unaudited) for the three months ended March 31, 2017 and 2016	F-3
Consolidated Statements of Changes in Net Assets (unaudited) for the three months ended March 31, 2017 and 2016	F-4
Consolidated Statements of Cash Flows (unaudited) for the three months ended March 31, 2017 and 2016	F-5
Consolidated Schedules of Investments as of March 31, 2017 (unaudited) and December 31, 2016	F-6
Consolidated Financial Highlights (unaudited) for the three months ended March 31, 2017 and 2016	F-20
Notes to Consolidated Financial Statements (unaudited)	F-21
AUDITED FINANCIAL STATEMENTS
Reports of Independent Registered Public Accounting Firm	F-54
Consolidated Balance Sheets as of December 31, 2016 and December 31, 2015	F-56
Consolidated Statements of Operations for the years ended December 31, 2016, December 31, 2015 and December 31, 2014	F-57
Consolidated Statements of Changes in Net Assets for the years ended December 31, 2016, December 31, 2015, and December 31, 2014	F-58
Consolidated Statements of Cash Flows for the years ended December 31, 2016, December 31, 2015, and December 31, 2014	F-59
Consolidated Schedules of Investments as of December 31, 2016 and December 31, 2015	F-60
Financial Highlights for the years ended December 31, 2016, December 31, 2015, December 31, 2014, December 31, 2013, and December 31, 2012	F-77
Notes to Consolidated Financial Statements	F-78
INDEX TO OTHER FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES
ASSET MANAGER AFFILIATES
Report of Independent Auditors	S-2
Combined Balance Sheets as of December 31, 2016 and December 31, 2015	S-3
Combined Statements of Operations for the years ended December 31, 2016, December 31, 2015 and December 31, 2014	S-4
Combined Statements of Changes in Member’s Equity for the years ended December 31, 2016, December 31, 2015 and December 31, 2014	S-5
Combined Statements of Cash Flows for the years ended December 31, 2016, December 31, 2015, and December 31, 2014	S-6
Notes to Financial Statements	S-7
KATONAH 2007-I CLO LTD.
Report of Independent Auditors	S-16
Statement of Net Assets for the years ended December 31, 2016 and December 31, 2015	S-17
Statement of Operations for the years ended December 31, 2016 and December 31, 2015, and December 31, 2014	S-18
Statement of Changes in Net Assets for the years ended December 31, 2016 and December 31, 2015 and December 31, 2014	S-19
Statement of Cash Flows for the years ended December 31, 2016, December 31, 2015 and December 31, 2014	S-20
Schedule of Investment for the years ended December 31, 2016 and December 31, 2015	S-21
Notes to Financial Statements	S-30

2. Exhibits

Exhibit Number	Description
a	Form of Certificate of Incorporation.(1)
b	Bylaws, as amended and restated effective February 29, 2012.(2)
d.1	Specimen certificate of the Company’s common stock, par value $0.01 per share.(3)
d.2	Form of Base Indenture between the Company and U.S. Bank National Association.(11)
d.3	Statement of Eligibility of Trustee on Form T-1.(16)
d.4	Form of First Supplemental Indenture between the Company and U.S. Bank National Association relating to the 7.375% Notes Due 2019.(11)
d.5	Form of Global Note relating to the 7.375% Notes Due 2019 (Filed as Exhibit A to Form of First Supplemental Indenture referred to in Exhibit d.4).
d.6	Form of Second Supplemental Indenture by and between the Company and U.S. Bank National Association relating to the 6.125% Notes Due 2022*
d.7	Form of Global Note relating to the 6.125% Notes Due 2022 (Filed as Exhibit A to Form of Second Supplemental Indenture referred to in Exhibit d.6).
e	Form of Dividend Reinvestment Plan.(4)
h.1	Underwriting Agreement, dated August 8, 2017, between KCAP Financial, Inc. and Keefe, Bruyette & Woods, Inc., as representative of the several underwriters named therein.*
i.1	KCAP Financial, Inc. 2017 Equity Incentive Plan.(5)
i.2	Form of Company Non-Qualified Stock Option Certificate.(4)
i.3	Form of Restricted Stock Award Agreement.(6)
i.4	KCAP Financial, Inc. 2017 Non-Employee Director Plan.(7)
j	Custodian Agreement by and among the Company and U.S. Bank National Association.(8)
k.1	Form of Overhead Allocation Agreement between the Company and Katonah Debt Advisors, LLC.(9)
k.2	Form of Executive Employment Agreement, dated May 5, 2015.(10)
k.3	Form of Employee Restricted Stock Award Agreement.(11)
k.4	Form of Executive Restricted Stock Award Agreement.(15)
k.5	Form of Indemnification Agreement for Officers and Directors of the Company.(13)
l.1	Opinion and Consent of Eversheds Sutherland (US) LLP, counsel to the Company.(17)
l.2	Opinion and Consent of Eversheds Sutherland (US) LLP, counsel to the Company.*
n.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, with respect to the report dated March 9, 2017, relating to KCAP Financial, Inc.(17)
n.2	Consent of Ernst & Young LLP, Independent Auditors, with respect to the report dated March 9, 2017, relating to Asset Manager Affiliates.(17)
n.3	Consent of Ernst & Young LLP, Independent Auditors, with respect to the report dated March 9, 2017, relating to Katonah 2007-I CLO.(17)
n.4	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, with respect to the report dated March 9, 2017, relating to KCAP Financial, Inc.*
n.5	Consent of Ernst & Young LLP, Independent Auditors, with respect to the report dated March 9, 2017, relating to Asset Manager Affiliates.*
n.6	Consent of Ernst & Young LLP, Independent Auditors, with respect to the report dated March 9, 2017, relating to Katonah 2007-I CLO.*
r	Code of Ethics of the Company adopted under Rule 17j-1.(14)
99.1	Statement of Computation of Ratios of Earnings to Fixed Charges.(17)

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*	Filed herewith.

(1)	Incorporated by reference to exhibit (a) included in Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, as filed on October 6, 2006 (File No. 333-136714).

(2)	Incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K, as filed on March 1, 2012 (File No. 814-00735).

(3)	Incorporated by reference to exhibit (d)(1) included in Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, as filed on October 6, 2006 (File No. 333-136714).

(4)	Incorporated by reference to Exhibit 10.3 of the Quarterly Report, as filed August 6, 2014 (File No. 814-00735.

(5)	Incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-8, as filed on June 8, 2017 (File No. 333-218594).

(6)	Incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K, as filed on June 19, 2008 (File No. 814-00735).

(7)	Incorporated by reference to Exhibit 4.4 included in the Registration Statement on Form S-8, as filed on June 8, 2017 (File No. 333-218594).

(8)	Incorporated by reference to exhibit (j) included in Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, as filed on November 20, 2006 (File No. 333-136714).

(9)	Incorporated by reference to exhibit (k)(5) included in Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, as filed on November 20, 2006 (File No. 333-136714).

(10)	Incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q, as filed on May 6, 2015 (File No. 814-00735).

(11)	Incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q, as filed on August 6, 2014 (File No. 814-00735).

(12)	Incorporated by reference to exhibit included in the Registration Statement in Form N-2, as filed on October 3, 2012 (file No. 333-183032).

(13)	Incorporated by reference to the exhibit included in the Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2, as filed on November 24, 2006 (File No. 333-136714).

(14)	Incorporated by reference to the exhibit included in Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, as filed on November 20, 2006 (File No. 333-136714).

(15)	Incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q, as filed on August 6, 2014 (File No. 814-00735).

(16)	Incorporated by reference to the exhibit included in the Registration Statement on Form N-2, as filed on June 8, 2017 (File No. 333-218596).

(17)	Incorporated by reference to the exhibit included in the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, as filed on July 20, 2017 (File No. 333-218596).

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Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses payable by the Registrant in connection with an offering:

	Amount
SEC registration fee	$28,975	*
FINRA filing fee	38,000	**
Accounting fees and expenses	50,000
Legal fees and expenses	100,000
Printing expenses	45,000
NASDAQ Listing Fee	65,000
Total	$326,975

The amounts set forth above, with the exception of the Securities and Exchange Commission fee, are in each case estimated. All of the expenses set forth above will be borne by the Registrant. The SEC registration fee has been previously paid.

*	This amount has been offset against filing fees previously paid with respect to unsold securities registered under a previous registration statement.

**	This amount has been partially offset against filing fees previously paid with respect to unsold securities registered under a previous registration statement.

Item 28. Persons Controlled by or Under Common Control

The following table sets forth each of the Registrant’s direct and indirect subsidiaries, the state under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by the Registrant in such subsidiary.

Katonah Debt Advisors, L.L.C. (1) (3)	Delaware
Kohlberg Capital Funding LLC I	Delaware
KCAP F3C Funding, LLC	Delaware
KCAP Freedom 3 LLC	Delaware
KCAP Senior Funding I Holdings, LLC	Delaware
KCAP Senior Funding I, LLC (4)	Delaware
KCAP Management, LLC	Delaware
Katonah Management Holdings LLC (1)	Delaware
Katonah X Management LLC (1) (2)	Delaware
Katonah 2007-I Management LLC (1) (2)	Delaware
Commodore Holdings, L.L.C. (1)	Delaware
Trimaran Advisors, L.L.C. (1) (3)	Delaware
Trimaran Advisors Management (1) (3)	Delaware

(1)	Represents a wholly-owned portfolio company that is not consolidated for financial reporting purposes.

(2)	A wholly-owned subsidiary of Katonah Management Holdings LLC.

(3)	A wholly-owned subsidiary of Commodore Holdings, L.L.C.

(4)	A wholly-owned subsidiary of KCAP Senior Funding I Holdings, LLC.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s common stock at July 18, 2017.

Title of Class	Number of Record Holders
Common Stock	29

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Item 30. Indemnification

The information contained under the heading “Management — Limitation on Liability of Directors and Officers and Indemnification” is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis of up to $10 million.

Item 31. Business and Other Connections of Investment Adviser

Not applicable.

Item 32. Location of Accounts and Records

The Registrant maintains physical possession of each account, book or other document required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules and regulations thereunder at the offices of:

(1)	The Registrant, 295 Madison Avenue, 6th Floor, New York, New York 10017;

(2)	The Custodian, U.S. Bank National Association, Corporate Trust Services, One Federal Street, 3rd Floor, Boston, MA 02110; and

(3)	The Transfer Agent, American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

(1)	We hereby undertake to suspend any offering of our common stock until the prospectus is amended if (1) subsequent to the effective date of this Registration Statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this Registration Statement or (2) our net asset value increases to an amount greater than our net proceeds (if applicable) as stated in the prospectus.

(2)	We hereby undertake:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

1.	to include any prospectus required by Section 10(a)(3) of the Securities Act;

2.	to reflect in the prospectus or prospectus supplement any facts or events after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

3.	to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

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(b)	for the purpose of determining any liability under the Securities Act, that each such post-effective amendment to this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	for the purpose of determining liability under the Securities Act to any purchaser, that if we are subject to Rule 430C under the Securities Act, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of this Registration Statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus or prospectus supplement that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, regardless of the underwriting method used to sell such securities to the purchaser, that if the securities are offered or sold to such purchaser by means of any of the following communications, we will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

1.	any preliminary prospectus or prospectus or prospectus supplement of us relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

2.	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about us or our securities provided by or on behalf of us; and

3.	any other communication that is an offer in the offering made by us to the purchaser.

(f)	to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant to the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event our shares of common stock are trading below our net asset value per share and either (i) we receive, or have been advised by our independent registered accounting firm that we will receive, an audit report reflecting substantial doubt regarding our ability to continue as a going concern or (ii) we have concluded that a fundamental change has occurred in our financial position or results of operations.

(g)	Insofar as indemnification for liability arising under the Securities Act may be permitted to our directors, officers and controlling persons, that we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we undertake, unless in the opinion of our counsel the matter has been settled by controlling precedent, to submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.

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(3)	We hereby undertake that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)	We hereby undertake to not seek to sell shares under a prospectus supplement to the registration statement, or a post-effective amendment to the registration statement, of which the prospectus forms a part (the “current registration statement”) if the cumulative dilution to our net asset value (“NAV”) per share arising from offerings from the effective date of the current registration statement through and including any follow-on offering would exceed 15% based on the anticipated pricing of such follow-on offering. This limit would be measured separately for each offering pursuant to the current registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the anticipated percentage dilution from each subsequent offering. If we file a new post-effective amendment, the threshold would reset.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 14th of August 2017.

KCAP FINANCIAL, INC.

By:	/s/ Dayl W. Pearson
Name: Dayl W. Pearson Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 has been signed by the following persons in the capacities set forth below on August 14, 2017. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Signature	Title	Date
/s/ Dayl W. Pearson Dayl W. Pearson	President and Chief Executive Officer; Director (principal executive officer)	August 14, 2017
/s/ Edward U. Gilpin Edward U. Gilpin	Chief Financial Officer, Secretary and Treasurer (principal financial and accounting officer)	August 14, 2017
* Christopher Lacovara	Director	August 14, 2017
* C. Michael Jacobi	Director	August 14, 2017
* Dean C. Kehler	Director	August 14, 2017
* Albert G. Pastino	Director	August 14, 2017
* C. Turney Stevens, Jr.	Director	August 14, 2017
* John A. Ward, III	Director	August 14, 2017
By:	/s/ Edward U. Gilpin Edward U. Gilpin Attorney-in-fact

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